A3* 3/3

08026437

SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

| OMB APPROVAL | |
|---|---|
| OMB Number: | 3235-0123 |
| Expires: February 28, 2010 | |
| Estimated average burden hours per response . . . 12.00 | |

| SEC FILE NUMBER |
|---|
| 8 - 65413 |

# ANNUAL AUDITED REPORT
# FORM X-17A-5
# PART III

## FACING PAGE
**Information Required of Brokers and Dealers Pursuant to Section 17 of the Securities Exchange Act of 1934 and Rule 17a-5 Thereunder**

REPORT FOR THE PERIOD BEGINNING 1/1/2007 (MM/DD/YY) AND ENDING 12/31/07 (MM/DD/YY)

## A. REGISTRANT IDENTIFICATION

NAME OF BROKER-DEALER:

American Technology Research, Inc.

| OFFICIAL USE ONLY |
|---|
| FIRM ID. NO. |

ADDRESS OF PRINCIPAL PLACE OF BUSINESS: (Do not use P.O. Box No.)

10 Glenville Street
(No. and Street)

| Greenwich | Connecticut | 06831-3680 |
|---|---|---|
| (City) | (State) | (Zip Code) |

NAME AND TELEPHONE NUMBER OF PERSON TO CONTACT IN REGARD TO THIS REPORT

Curt Snyder — 203-532-7350
(Area Code -- Telephone No.)

## B. ACCOUNTANT IDENTIFICATION

INDEPENDENT PUBLIC ACCOUNTANT whose opinion is contained in this Report*

Rothstein, Kass & Company, P.C.
(Name -- *if individual, state last, first, middle name* )

| 4 Becker Farm Road | Roseland | New Jersey | 07068 |
|---|---|---|---|
| (Address) | (City) | (State) | (Zip Code) |

**CHECK ONE:**
- [x] Certified Public Accountant
- [ ] Public Accountant
- [ ] Accountant not resident in United States or any of its possessions

PROCESSED
MAR 05 2008
THOMSON FINANCIAL

B

TA 3/4

| FOR OFFICIAL USE ONLY |
|---|
| |

**Claims for exemption from the requirement that the annual report be covered by the opinion of an independent public accountant must be supported by a statement of facts and circumstances relied on as the basis for the exemption. See section 240.17a-5(e)(2).*

SEC 1410 (06-02)

***Potential persons who are to respond to the collection of information contained in this form are not required to respond unless the form displays a currently valid OMB control number.***

SEC
Mail Processing
Section
FEB 27 2008
Washington, DC
100

## OATH OR AFFIRMATION

I, Curt Snyder, swear (or affirm) that, to the best of my knowledge and belief the accompanying financial statement and supporting schedules pertaining to the firm of American Technology Research, Inc., as of December 31, 2007, are true and correct. I further swear (or affirm) that neither the company nor any partner, proprietor, principal officer or director has any proprietary interest in any account classified solely as that of a customer, except as follows:

Signature

President

Title

Notary Public

STEVEN E. GOLDMAN
NOTARY PUBLIC
MY COMMISSION EXPIRES Oct. 31, 2009

This report** contains (check all applicable boxes):

- [X] (a) Facing page.
- [X] (b) Statement of Financial Condition.
- [X] (c) Statement of Income (Loss).
- [X] (d) Statement of Changes in Financial Condition.
- [X] (e) Statement of Changes in Stockholders' Equity or Partners' or Sole Proprietor's Capital.
- [ ] (f) Statement of Changes in Liabilities Subordinated to Claims of Creditors.
- [X] (g) Computation of Net Capital.
- [ ] (h) Computation for Determination of Reserve Requirements Pursuant to Rule 15c3-3.
- [ ] (i) Information Relating to the Possession or control Requirements Under Rule 15c3-3.
- [ ] (j) A Reconciliation, including appropriate explanation, of the Computation of Net Capital Under Rule 15c3-1 and the Computation for Determination of the Reserve Requirements Under Exhibit A of Rule 15c3-3.
- [ ] (k) A Reconciliation between the audited and unaudited Statements of Financial Condition with respect to methods of consolidation.
- [X] (l) An Oath or Affirmation.
- [ ] (m) A copy of the SIPC Supplemental Report.
- [ ] (n) A report describing any material inadequacies found to exist or found to have existed since the date of the previous audit.

***For conditions of confidential treatment of certain portions of this filing, see section 240.17a-5(e)(3).*

**AMERICAN TECHNOLOGY RESEARCH, INC.**

STATEMENT OF FINANCIAL CONDITION
AND
INDEPENDENT AUDITORS' REPORT

DECEMBER 31, 2007

# AMERICAN TECHNOLOGY RESEARCH, INC.

## CONTENTS

Certified
Public
Accountants

Rothstein, Kass & Company, P.C.
4 Becker Farm Road
Roseland, NJ 07068
tel 973.994.6666
fax 973.994.0337
www.rkco.com

Beverly Hills
Dallas
Denver
Grand Cayman
New York
Roseland
San Francisco
Walnut Creek

Rothstein Kass

# INDEPENDENT AUDITORS' REPORT

To the Board of Directors of
American Technology Research, Inc.

We have audited the accompanying statement of financial condition of American Technology Research, Inc. (the "Company") as of December 31, 2007. This statement of financial condition is the responsibility of the Company's management. Our responsibility is to express an opinion on this statement of financial condition based on our audit.

We conducted our audit in accordance with auditing standards generally accepted in the United States of America. Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the statement of financial condition is free of material misstatement. An audit includes consideration of internal control over financial reporting as a basis for designing audit procedures that are appropriate in the circumstances, but not for the purposes of expressing an opinion on the effectiveness of the Company's internal control over financial reporting. Accordingly, we express no such opinion. An audit also includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements, assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall statement of financial condition presentation. We believe that our audit provides a reasonable basis for our opinion.

In our opinion, the statement of financial condition referred to above present fairly, in all material respects, the financial position of American Technology Research, Inc. as of December 31, 2007, in conformity with accounting principles generally accepted in the United States of America.

Rothstein, Kass & Company, P.C.

Roseland, New Jersey
February 25, 2008

# AMERICAN TECHNOLOGY RESEARCH, INC.

## STATEMENT OF FINANCIAL CONDITION

| December 31, 2007 | |
|---|---|
| **ASSETS** | |
| **Cash** | $ 1,410,581 |
| **Receivables from clearing brokers** | 12,838,097 |
| **Securities owned,** at market | 1,373,500 |
| **Investments,** at fair value | 1,414,967 |
| **Other receivables** | 339,614 |
| **Prepaid expenses and other assets** | 416,737 |
| **Property and equipment,** net | 307,454 |
| | $ 18,100,950 |
| **LIABILITIES AND STOCKHOLDER'S EQUITY** | |
| **Liabilities** | |
| Accrued incentive compensation | $ 7,783,318 |
| Accounts payable and accrued expenses | 777,505 |
| Total liabilities | 8,560,823 |
| **Stockholder's equity** | |
| Common stock, $1 par value, authorized, issued, and outstanding 1,455 shares | 15 |
| Additional paid-in capital | 446,733 |
| Retained earnings | 9,093,379 |
| Total stockholder's equity | 9,540,127 |
| | $ 18,100,950 |

*See accompanying notes to financial statements.*

# AMERICAN TECHNOLOGY RESEARCH, INC.

## NOTES TO FINANCIAL STATEMENTS

### 1. Nature of business and summary of significant accounting policies

*Nature of Business*

American Technology Research, Inc. (the "Company") was incorporated in Delaware on March 18, 2002 and is a broker-dealer that is registered with the Securities and Exchange Commission ("SEC") and a member of the Financial Industry Regulatory Authority ("FINRA"), an entity created through the consolidation of the National Association of Securities Dealers ("NASD") and the member regulation, enforcement and arbitration functions of the New York Stock Exchange. The Company executes exchange listed and over-the-counter securities transactions in an agency capacity and clears on a fully disclosed basis through Bear Stearns Securities Corporation ("Clearing Broker"). The Company has expertise in the information technology sector.

*Receivable from Clearing Broker*

Receivable from Clearing Broker represents cash balances on deposit with and commissions and interest receivable from the Company's Clearing Broker. The Company is subject to credit risk should the Clearing Broker be unable to repay the balance reflected on the statement of financial condition. However, the Company does not anticipate non-performance by this counterparty. The carrying value approximates the fair value as the balance is short-term and interest bearing. The Company clears all of its securities transactions through its Clearing Broker on a fully disclosed basis. Pursuant to the terms of an agreement, the Clearing Broker has the right to charge the Company for losses that result from a counterparty's failure to fulfill its contractual obligations.

As the right to charge the Company has no maximum amount and applies to all trades executed through the Clearing Broker, the Company believes there is no maximum amount assignable to this right. As of December 31, 2007, the Company recorded no liabilities with regard to the right. In addition, the Company has the right to pursue collection or performance from the counterparties who do not perform under their contractual obligations. The Company monitors the credit standing of the Clearing Broker and all counterparties with which it conducts business.

*Depreciation and Amortization*

Furniture and fixtures and computer equipment are depreciated on a straight-line basis over their estimated useful lives of three to five years. Leasehold improvements are amortized on a straight-line basis over the economic useful life of the improvement or the term of the lease.

*Revenue Recognition*

Securities transactions and the related revenues and expenses are recorded on the trade-date basis. Realized and unrealized gains and losses on securities and investment transactions are included in business related costs, other. Commissions and brokerage rebates are recorded as earned on a trade date basis. Research and syndicate designation revenues are recorded when earned.

## 1. Nature of business and summary of significant accounting policies (continued)

*Income Taxes*

The Company files U.S. Federal and various state income tax returns. Deferred income taxes are provided for under the provisions of SFAS No. 109, "Accounting for Income Taxes", which require the establishment of deferred tax amounts for temporary differences between the financial reporting basis and tax basis of the Company's liabilities and assets.

*Securities, at market*

The Company values investments in securities that are freely tradable and are listed on a national securities exchange or reported on the NASDAQ national market at their last sales price as of the last business day of the period.

*Investments, at fair value*

The Company's investment holdings primarily include holdings in a related investment partnership of approximately $1,086,000, carried at estimated fair value based on the general partner's report on fair value at December 31, 2007, and investments in limited liability companies of approximately $277,000, of which $51,000 is in an entity related to the Company. The investment partnership holds U.S. equities and is valued at closing prices by the general partner. The Company records realized and unrealized gains and losses on all investments on a trade date basis, and records such income or loss in business related costs, other, in the statement of income.

*Other Receivables*

Other receivables primarily consist of receivables earned by the Company for research revenues. Included in other receivables at December 31, 2007 is $100,000 due from an affiliate and approximately $54,000 of loans to an employee and a stockholder of the Company.

*Use of Estimates*

The preparation of financial statements in conformity with accounting principles generally accepted in the United States of America requires management to make estimates and assumptions that affect the reported amounts of assets and liabilities at the date of the financial statements and the reported amounts of revenues and expenses during the reporting period. Actual results could differ from those estimates.

*Guarantor's Accounting and Disclosure for Guarantees*

The Financial Accounting Standard Board issued interpretation No. 45 Guarantor's Accounting and Disclosure for Guarantees, which requires the Company to disclose information about the obligations under certain guarantee arrangements. In the normal course of business the Company enters into contracts that contain a variety of representations and warranties and which provide general indemnifications. The Company's maximum exposure under these arrangements is unknown, as this would involve future claims that may be made against the Company that have not occurred. However, based on experience, the Company expects the risk of loss to be remote. As such, the Company believes that the fair value of such guarantees is not material.

### 1. Nature of business and summary of significant accounting policies (continued)

*Impairment of Long-Lived Assets*

In accordance with Statement of Financial Accounting Standards ("SFAS") No. 144, "Accounting for the Impairment or Disposal of Long-Lived Assets", the Company records impairment losses on long-lived assets used in operations when indicators of impairment are present and the undiscounted cash flows estimated to be generated by those assets are less than the assets' carrying amounts.

### 2. Property and equipment

Details of property and equipment at December 31, 2007 are as follows:

| | |
|---|---|
| Computer equipment | $ 334,477 |
| Leasehold and office improvements | 129,353 |
| Furniture and fixtures | 125,143 |
| | 588,973 |
| Less accumulated depreciation and amortization | 281,519 |
| | $ 307,454 |

### 3. Income taxes

As of December 31, 2007 the provision for income taxes consists of the following:

| | |
|---|---|
| **Current** | |
| Federal | $ 1,081,000 |
| State | 134,000 |
| | $ 1,215,000 |

Deferred income taxes result from temporary differences related to: the treatment of organizational costs for tax purposes, resulting in a deferred tax assets, and prepaid expenses and depreciation methods used for tax purposes (including bonus depreciation) which differ from methods used for accounting purposes, resulting in a deferred tax liability. Deferred tax assets of approximately $4,646 are included in prepaid expenses and other assets, and deferred tax liabilities of approximately $71,794 are included in accrued expenses and other liabilities.

## 4. Employee benefit plans

The Company maintains a 401(k) plan for the benefit of its full-time employees. The Plan provides that the Company may make discretionary profit sharing contributions for eligible employees. The Company's contribution of approximately $258,000 to the Plan for the year ended December 31, 2007 is included in employee compensation and benefits.

The Company established a Stock Incentive Plan (the "Plan") under which incentive stock options ("ISO's"), non-qualified stock options ("NGSO"), stock appreciation rights and restricted stock grants may be granted. For the year ended December 31, 2007, incentive stock options were approved by the Company's Board of Directors and granted to certain eligible plan participants. Options vest 25% annually beginning with the one year anniversary of the date of the grant.

Effective January 1, 2006, the Company adopted SFAS No. 123(R) using the modified prospective method. SFAS no. 123(R) modifies SFAS No. 123 "Accounting for Stock-Based Compensation" and supersedes Accounting Principles Board (APB) Opinion No. 25, "Accounting for Stock Issued to Employees" (APB No. 25).

SFAS No. 123 (R) requires that all share-based payments to employees, including grants of employee stock options, to be recognized in the financial statements based on their fair values at the grant date, or the date of later modification, over the requisite service period. SFAS 123(R) generally requires the unrecognized cost of options vesting after the date of initial adoption to be recognized in the financial statements; however, an exception to this requirement provides private companies that used the minimum-value method to estimate the value of options for disclosure purposes, as did the Company, only apply the expense provision to grants made after the adoption.

Under the modified prospective method, prior periods are not restated. The Company uses the Black-Scholes option pricing model, which requires extensive use of accounting judgment and financial estimates, including estimates of the expected term employees will retain their vested stock options before exercising them, the estimated volatility of the Company's stock price over the expected term, and the number of options that will be forfeited prior to the completion of their estimates of the fair value of share-based compensation and consequently, the related amounts recognized in the statement of income.

The share-based compensation expense recognized for the year ended December 31, 2007 was $105,000. The total future compensation cost related to unvested share-based awards issued after the adoption that are expected to vest is approximately $461,000 as of December 31, 2007, which will be recognized over the next four years.

*Valuation Assumptions*

The Company does not expect to declare dividends. Expected volatility is based on a combination of implied and historical volatility of a sample of publicly traded broker-dealers. The Company used historical data and other factors to estimate the option life of the share-based payments granted. As required by SFAS No. 123(R), the Company made an estimate of expected forfeitures and is recognizing compensation costs only for those equity awards expected to vest. The risk free rate is based on the U.S. Treasury yield in effect at the date of the grant. The forfeiture rate is based on estimates based on actual option forfeitures.

### 4. Employee benefits plans (continued)

As required by SFAS No. 123(R), the Company estimated the fair value of stock options using the Black-Scholes valuation model and the straight-line attribution approach, with the following weighted average assumptions:

| | 2007 |
|---|---|
| Dividend yield | 0% |
| Expected volatility | 26.36% |
| Risk fee interest rate | 4.84% |
| Expected option life (in years) | 5.5 |
| Forfeiture rate | 12.5% |

The Plan activity:

| | Options Outstanding | Weighted Average Price | Weighted Average Life |
|---|---|---|---|
| **Outstanding, January 1, 2007** | 1,365 | | 8.48 |
| Granted | 371 | $ 4,202 | |
| Forfeited | (150) | 3,474 | |
| Exercised | (25) | 2,541 | |
| **Outstanding, December 31, 2007** | 1,561 | | 6.13 |

### 5. Commitments

The Company leases office space under four non-cancelable leases which contain certain clauses whereby the rental commitments may increase if certain conditions are satisfied, and specifies yearly adjustments to the lease amounts based on annual adjustments according to operating expense increases. The Company leases office space in Greenwich, CT, San Francisco, CA, Newport, RI, and Scottsdale, AZ. The Company has incurred total rent expense of $376,583, which is included as occupancy expense on the statement of income. The Company has deposits of $81,519 related to these leases which are included in prepaid expenses and other assets on the statement of financial condition.

**5. Commitments (continued)**

The Company is contingently liable under a letter of credit related to one lease of approximately $52,000.

Approximate future minimum rental commitments under the office leases are as follows:

| | |
|---|---|
| 2008 | $ 370,000 |
| 2009 | 394,000 |
| 2010 | 337,000 |
| 2011 | 240,000 |
| 2012 | 245,000 |
| Thereafter | 143,000 |
| | $ 1,729,000 |

The Company is obligated under a two-year agreement with a service provider that expires in December 2009. The agreement requires an annual payment of $50,000 per year by the Company.

**6. Regulatory requirements**

The Company is subject to the Securities and Exchange Commission Uniform Net Capital Rule 15c3-1. This Rule requires the maintenance of minimum net capital and that the ratio of aggregate indebtedness to net capital, both as defined, shall not exceed 15 to 1. At December 31, 2007, the Company's net capital was approximately $6,807,000, which was approximately $6,236,000 in excess of its minimum requirement of $571,000. The Company's aggregate indebtedness ratio was 1.26 to 1 at December 31, 2007.

**7. Exemption from Rule 15c3-3**

The Company is exempt from the SEC Rule 15c3-3 pursuant to the exemptive provision under sub-paragraph (k)(2)(ii) and, therefore, is not required to maintain a "Special Reserve Bank Account for the Exclusive Benefit of Customers".

**8. Concentration of credit risk**

The Company maintains its cash in bank deposit accounts which, at times, may exceed federally insured limits. Accounts are guaranteed by the Federal Deposit Insurance Corporation ("FDIC") up to $100,000. The Company has not experienced any losses on such accounts.

END